April 12, 2013

Via EDGAR and Courier

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             GW Pharmaceuticals plc

Registration statement on Form F-1

Filed March 19, 2013

File No. 333-187356

Dear Mr. Riedler:

On behalf of GW Pharmaceuticals plc (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 29, 2013 (the “Comment Letter”) regarding the above-referenced registration statement of the Registrant filed on March 19, 2013 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  We have also set forth the Registrant’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Registrant, we are hereby filing an amendment to the Registrant’s Registration Statement on Form F-1 (the “Amendment No. 2”). Amendment No. 2 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete.  All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of the Amendment No. 2, two of which have been marked to show changes from the initial public filing of the registration statement.

General

SEC Comment

1.                                      We note that you filed an amendment on March 26, 2013 containing exhibits which are the subject of a pending application for confidential treatment. Please be advised that any comments on this application and the exhibits contained in the March 26, 2013 amendment will be sent in a separate letter.

Answer

The Registrant acknowledges the Staff’s comment.

SEC Comment

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer

The Registrant acknowledges the Staff’s comment.  If the Registrant presents written communications to potential investors in reliance on Section 5(d) of the Securities Act, or if research reports are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act, it will provide copies of any such materials to the Staff.

Notes to Consolidated Financial Statements, Note 2. Significant Accounting Policies,

Revenue, page F-9

SEC Comment

3.                                     On page 52 you disclose that your revenue is calculated as a percentage of the net sales price charged by your commercial partners who commercialize and distribute Sativex and that your sales are therefore determined by the commercial success of your partners in achieving launches in new countries, the level of pricing charged by your partners in each country and the rate of sales growth. On page 7 you disclose a £0.7 million adjustment to revenue recorded in the first quarter of fiscal 2013 associated with price reductions imposed by German authorities, of which £0.6 million relates to fiscal 2012 sales. In order to gain an understanding of your revenue recognition related to product sales and the impact of the German price reduction, please address the following:

•                  Please tell us how you meet each of the five revenue recognition criteria in paragraph 14 of IAS 18 in order to recognize product sales upon delivery to the customer. In your response, specifically tell us:

•                                          How you have transferred the significant risks and rewards of ownership of your goods as required by paragraph 14(a) of IAS 18. In this regard, explain to us how your revenue is not contingent on the derivation of revenue by your partner from its resale of the product as stipulated in paragraph 16(b) of IAS 18. Tell us what would happen if your partner is unable to sell the product it purchased from you; explain what price your partner is obligated to pay you; and

•                                          How the amount of revenue you recorded is measured reliably as required by paragraph 14(c) of IAS 18. In this regard, it appears that the £0.6 million adjustment recorded related to fiscal 2012 sales of Sativex represents approximately 24% of total Sativex revenues recorded in fiscal 2012 and German sales likely represent only a fraction of these total sales as you disclose on page 51 that you have launched Sativex in seven countries. In your response tell us how much of the £0.6 million adjustment relates to product you shipped to your partner prior to the July 1, 2013 effective date of the retroactive price reduction in Germany.

•                  In a risk factor on page 15 you disclose that reimbursement approvals must be obtained on a country-by-county basis and the negotiation process in some countries can exceed 12 months. Please tell us if the March 2013 “pricing decision” in Germany was your reimbursement approval for Sativex or if this pricing decision was in addition to a reimbursement approval already received. If the latter, please tell us when you received initial reimbursement approval in Germany.

Answer

•                  The Registrant respectfully advises the Staff that, as outlined in Note 2 of the Registrant’s Significant Accounting Policies, revenue from product sales is recognised in accordance with the principles of IAS 18 paragraph 14, as follows:

“Revenue from the sale of products is recognised at the point of delivery to the customer, which is when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, the Group no longer has effective control over the goods sold, the amount of revenue and costs associated with the transaction can be measured reliably, and it is probable that the Group will receive future economic benefits associated with the transaction. Product sales have no rights of return. Provisions for rebates are established in the same period that the related sales are recorded.”

The Registrant has discussed, in turn below, each of the five revenue recognition criteria in paragraph 14 of IAS 18.

(a) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

Sativex vials are sold by the Registrant to commercial partners on a non-returnable basis. The Registrant’s collaboration agreements provide for the title of goods and ownership risk to pass from the Registrant to the commercial partner upon delivery to the commercial partner.

With regard to paragraph 16.b.  of IAS 18 Revenue, the Registrant’s right to revenue is not contingent upon the commercial partner having sold the product to third parties and the commercial partner has no right to return unsold product or to rescind the purchase. The supply of product by the Registrant to the partner is not subject to any unusual warranty provisions or any other obligations by the Registrant. The commercial partner is obligated to pay the contractually agreed upon percentage of the in-market sales price (defined as the price per vial charged to end customers, less a set of defined deductible overheads incurred in distributing the product), regardless of quantities sold. The in-market net sales price at which the commercial partner sells the product reflects a reliable measure of economic benefits to be received by the Registrant.

(b) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold:

Once inventory has been delivered to the commercial partner, the Registrant’s commercial partners have sole responsibility for ownership, transport, cold storage, sale to third party distributors and end customers.

The Registrant does not participate in any way with the commercialisation process. In particular, the Registrant has no influence over the price charged by the commercial partner.

(c) the amount of revenue can be measured reliably:

Product revenue received by the Registrant is based on a contractually agreed percentage of the commercial partner’s in-market net sales revenue. The commercial partner’s in-market net sales revenue is the price per vial charged to end customers, less a set of defined deductible overheads incurred in distributing the product.

Prior to commercial launch in an individual market, the Registrant’s commercial partners use market research to forecast future sales volumes and order launch stock consistent with market forecasts. In the event that, prior to a commercial partner having sold the first vials of Sativex in a new country, the Registrant considers that there is significant uncertainty with regards to the in-market sales price to be charged by the commercial partner in that country, such that it is not possible to reliably measure the amount of revenue that will flow to the Registrant, the Registrant would not recognise revenue until that uncertainty has been resolved by the first in-market sales by the commercial partner having taken place.

At commencement of commercialisation, the price to be invoiced by the Registrant to the commercial partner upon delivery of inventory is agreed between the Registrant and the commercial partner based upon the agreed percentage of the expected in-market sales price that the commercial partner intends to charge to end customers. Such in-market sales prices are at the discretion of the commercial partner and are communicated to the Registrant prior to commercial launch.

Thereafter, the Registrant monitors actual price data received from commercial partners on a monthly basis recognising adjustments to revenues as appropriate so that only that element which is expected to be earned and retained by the Registrant is recognised within the income statement.

In developing estimates, the Registrant uses monthly unit sales and in-market sales data received from commercial partners during the course of the year. This data shows the actual revenue per vial that is being achieved by the commercial partner in each country. In those circumstances in which actual net revenue per vial differs from expected revenue per vial (which is based upon the invoicing terms agreed at the start of the year), the Registrant recognises a true-up adjustment. This ensures that revenue recognised is in-line with the in-market price charged by the commercial partner.

The commercial agreements between the Registrant and its commercial partners provide for a year end reconciliation process whereby, at the end of each calendar year, the price invoiced to the partner by the Registrant is adjusted to the appropriate percentage of the actual net price achieved by the commercial partner, on a country by country basis, during the calendar year. Prior to March 2013, these year-end adjustments had not been material.

In assessing whether an estimated in-market sales price is reliably measurable, the Registrant considers, inter alia, identical products sold in similar markets and whether the agreed prices for those identical products support the estimated in-market sales price.

Discussion of the recently concluded German approval and pricing process:

The Registrant’s commercial partner in Europe is Almirall.  In many European countries, the in-market sales price charged by Almirall is subject to negotiation of reimbursement agreements between Almirall and the relevant country’s health authorities.  It is commercially desirable for there to be consistency of pricing across various European countries. In most European countries, the pricing discussion and reimbursement agreement process has taken place prior to commercial launch, resulting in a view of the in-market sales price expected to be achieved before commercial launch takes place.

In 2011, the German pricing authorities introduced a new pricing reimbursement process. Sativex was approved as a prescription medicine in Germany in June 2011, and under this process, Sativex was able to be launched on a fully reimbursed basis by the Registrant’s commercial partner, Almirall at a price initially determined by Almirall. Almirall launched Sativex in Germany in July 2011. The new German process required that during the first year of commercial sale, a reimbursement evaluation was to take place by the Federal Joint Committee G-BA which would determine whether Sativex qualified for an “added value” rating in comparison with currently available therapy. Sativex was awarded an added value rating by the G-BA in June 2012, following which the process progressed to a pricing negotiation with the German National Association of Statutory Health Insurance Funds. Despite pricing negotiations taking place during the second half of 2012, the German system required that the final price arising from these negotiations would apply restrospectively from 1 July 2012, one year post launch. Although the mechanics of the German process were different from those used in other European countries, the Registrant had no indication that the price to result from these negotiations would be inconsistent with the prices already agreed in other similar countries for the identical product.

Almirall’s proposed discounted price in Germany of €390 for a pack of 3 x 10ml vials of Sativex was lower than the prices already established by Almirall in Spain (€440), Denmark (€524) and Sweden (€518), and lower than prices used by the Registrant’s other commercial partner in the UK (€441) and Canada (€474). Based on these established prices, Almirall’s has established a track record of successfully negotiating prices in the other European countries in which Sativex is currently marketed. In the negotiation of reimbursement agreements between Almirall and the relevant country’s health authorities, there have been no adjustments to the prices enacted by Almirall at each country commercial launch.  The Registrant had a reasonable expectation that this price would be agreed and that, as a result, the amount of revenue receivable per vial sold in

Germany could be measured reliably.  The Registrant therefore, in the financial statements for the year ended 30 September 2012, recognised revenue based on this price.

As soon as the Company was advised by Almirall that it proposed to offer a discounted Sativex sales price of €390 per pack to the German authorities, the Company started to account for a provision against Sativex sales in Germany with effect from 1 July 2012. At its fiscal year end on 30 September 2012, the Company held a provision for the rebate that was expected to result from a price of €390, that was lower than the price being used for invoicing purposes between the Company and Almirall.

Pricing discussions between Almirall and the German National Association of Statutory Health Insurance Funds finally concluded in mid-March 2013. Despite several months of discussions, the parties had failed to reach agreement and had entered into a binding arbitration process. The result of this arbitration was a price which was substantially lower than Almirall and the Registrant had expected.  As a result of this decision, Almirall immediately became liable to pay a substantial rebate to the German National Association of Statutory Health Insurance Funds for the price difference, between the in-market price charged by Almirall and the price imposed by the arbitration process, in respect of all sales of Sativex since 1 July 2012.  As the retrospective adjustment reduces the actual in-market prices achieved by Almirall in Germany, the Registrant now has a contractual liability to rebate revenue charged by the Registrant to Almirall for the supply of this German inventory.

The £0.7 million rebate provision recognised takes account of the fact that, at 31 December 2012, Almirall was holding Sativex inventory which it will sell at a price which is substantially reduced and that Almirall will be liable to repay a portion of the sales proceeds that it has received for inventory sold in Germany since 1 July 2012. Only 20% of the Sativex inventory affected has been supplied by the Company since 30 September 2012. Hence, 80% of the £0.7 million adjustment that was recognised is attributable to the year ended 30 September 2012.

Sales of product inventory for the German market represented 42%, or £1.0 million, of the £2.5 million of product sales revenues recorded by the Registrant in the year ended 30 September 2012. Hence the £0.6 million provision attributable to the year ended 30 September 2012 is consistent with the level of price reduction that has been imposed as a result of the recent German pricing decision. The Registrant considers that this revenue adjustment resulted from exceptional circumstances attributable to an unforeseeable pricing decision that has resulted in a retrospective reduction to the in-market sales price of Sativex in Germany. The German Sativex product sales revenues recorded were based on the best available data at the time and it was considered appropriate to regard those estimates as reliably measurable for the reasons discussed above.

(d) it is probable that the economic benefits associated with the transaction will flow to the entity; and

The Registrant provides credit terms of 45- 60 days from delivery date to its commercial partners when invoicing for product supplies. The Registrant’s commercial partners have established a track record of paying these invoices on time and in full.

There has been no history of bad debts.

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably:

Once Sativex has been collected by the commercial partner, the Registrant has no further costs to incur.

The Registrant also respectfully advises the Staff that it has re-considered the “Critical Judgments in Applying our Accounting Policies” section of the Registration Statement in light of the German pricing decision, and has inserted the following language in page 56 of the Amendment (insertion underlined):

“Revenue recognition

We recognize revenue from product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with our commercial partners generally include a non-refundable upfront fee (attributed to separately identifiable components including license fees, collaboration fees and technical access fees), milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, royalties on product sales of licensed products if and when such product sales occur and revenue from the supply of products to our commercial partners. For these agreements, we are required to apply judgment in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions.

Product revenue received is based on a contractually agreed percentage of our commercial partner’s in-market net sales revenue. The commercial partner’s in-market net sales revenue is the price per vial charged to end customers, less a set of defined deductible overheads incurred in distributing the product. In developing estimates, we use monthly unit sales and in-market sales data received from commercial partners during the course of the year. For certain markets, where negotiations are ongoing with local reimbursement authorities, an estimated in-market sales price is used, which requires the application of judgment in assessing whether an estimated in-market sales price is reliably measurable. In our assessment, we consider, inter alia, identical products sold in similar markets and whether the agreed prices for those identical products support the estimated in-market sales price.

We apply the percentage of completion revenue recognition method to certain classes of revenue. The application of this approach requires our judgment with regards to the total costs incurred and total estimated costs expected to be incurred over the length of the agreement.”

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving the Staff’s further comments or questions with respect to the registration statement as soon as possible.  Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2551.

Sincerely,

/s/ DAVID S. BAKST

David S. Bakst

cc:                                Justin D. Gover, GW Pharmaceuticals plc

Edward S. Best, Esq.